Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

November 7, 2008

iPath Exchange Traded Notes

iPath® S&P GSCI™ Total Return Index ETN

iPath Exchange Traded Notes (ETNs) are unsecured debt securities issued by Barclays Bank PLC that are linked to the total return of a market index. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity or early redemption[1], based on the performance of the index less investor fees. The iPath® S&P GSCI™ Total Return Index ETN is designed to provide investors with cost-effective exposure to broad-based commodities as measured by the S&P GSCI™ Total Return Index (the "Index").

NOTE DETAILS

Ticker	GSP
Intraday indicative value ticker	GSP.IV
Bloomberg index ticker	GSCITR
CUSIP	06738C794
Primary exchange	NYSE Arca
Yearly fee	0.75%*
Inception date	06/06/06
Maturity date	06/12/36
Index	S&P GSCI™ Total Return Index

* The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

ISSUER DETAILS

Barclays Bank PLC long-term, unsecured obligations*	
S&P rating	AA
Moody's rating	Aa1

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath ETNs rely on the rating of their issuer, Barclays Bank PLC.

* We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

INDEX COMMODITY GROUPS



Energy 76.15%
Agriculture 12.32%
Industrial Metals 6.34%
Livestock 3.36%
Precious Metals 1.82%

Source: S&P as of 09/30/08. Subject to change. For current commodity group weightings, please go to www.iPathETN.com.

INDEX CORRELATIONS

S&P GSCI™ Total Return Index	1.00
Dow Jones-AIG Commodity Index Total Return℠	0.86
S&P GSCI™ Crude Oil Total Return Index	0.94
S&P 500 Index	0.00
Lehman Brothers U.S. Aggregate Index	-0.02
MSCI EAFE Index	0.29

Sources: S&P, Dow Jones and AIG Financial Products Corp., Lehman Brothers, MSCI Inc., Bloomberg, BGI (09/03 - 09/08), based on monthly returns.

INDEX TOTAL RETURNS & STANDARD DEVIATION

(as of 9/30/08)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED*
S&P GSCI™ Total Return Index	12.72	0.29	13.27	22.94
Dow Jones-AIG Commodity Index Total Return℠	-3.66	1.90	10.15	17.13
S&P GSCI™ Crude Oil Total Return Index	29.98	6.08	21.17	29.05
S&P 500 Index	-21.98	0.22	5.17	10.35
Lehman Brothers U.S. Aggregate Index	3.65	4.15	3.78	3.09
MSCI EAFE Index	-30.50	1.12	9.69	13.73

* Based on monthly returns for 09/03 - 09/08. Sources: S&P, Dow Jones, AIG-FP, Lehman Brothers, MSCI Inc., Bloomberg, BGI.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

[1] Investors may redeem at least 50,000 units of the iPath® S&P GSCI™ Total Return Index ETN on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

iPath® S&P GSCI™ Total Return Index ETN

The S&P GSCI™ Total Return Index reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the S&P GSCI™ Index, plus the Treasury bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. The Index is a production-weighted index of the prices of a diversified basket of 24 futures contracts on physical commodities traded on trading facilities in major industrialized countries.

TOP TEN CONTRACTS INCLUDED IN THE S&P GSCI™ TOTAL RETURN INDEX*

COMMODITY	TICKER	WEIGHTING	TRADING FACILITY	COMMODITY GROUP
Oil - WTI Crude Oil Contract	CL	40.48%	NYM	Energy
Oil - Brent Crude Oil	LCO	14.52%	ICE	Energy
Natural Gas	NG	5.83%	NYM	Energy
Oil - No. 2 Heating Oil, NY	HO	5.43%	NYM	Energy
Oil - Gasoil	LGO	5.35%	ICE	Energy
RBOB	RB	4.40%	NYM	Energy
Corn	C	3.31%	CBT	Agriculture
Wheat - Chicago	W	3.25%	CBT	Agriculture
Copper - Grade A	IC	2.67%	LME	Industrial Metals
High Grade Primary Aluminum	IA	2.28%	LME	Industrial Metals

* As of 09/30/08. Source: Dow Jones and AIG Financial Products Corp., NYM–NYMEX Division New York Mercantile Exchange, CBT–Chicago Board of Trade, CME–Chicago Mercantile Exchange, LME–London Mercantile Exchange, CMX–COMEX Division–New York Mercantile Exchange.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. ("BGINA"), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. ("BCI") are affiliates of Barclays Bank PLC.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or "spot" prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

"Standard & Poor's®," "S&P®," "GSCI®," "S&P GSCI™," "S&P GSCI™ Index," "S&P GSCI™ Total Return Index," "S&P GSCI™ Crude Oil Total Return Index" and "S&P GSCI™ Commodity Index" are trademarks or service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The S&P GSCI™ Index, the S&P GSCI™ Total Return Index, the S&P GSCI™ Crude Oil Total Return Index, and S&P GSCI™ Commodity Index are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of the McGraw-Hill Companies, Inc. or any of its affiliates ("Standard & Poor's"). Standard & Poor's does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCI™ Index or any of its subindexes to track general commodity market performance.

©2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 6168-iP-0608

Not FDIC Insured • No Bank Guarantee • May Lose Value

BCY M-502-09008

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